UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 14F

______________________

ECLIPS ENERGY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Florida

000-25097

                                      65-0783722

(State or other jurisdiction

Commission

     (IRS Employer

of incorporation)

file number

Identification No.)

3900A 31st Street North, St. Petersburg, Florida  33714

Registrant’s telephone number, including area code (727) 525-5552

Copies to:

Harvey Kesner, Esq.

Sichenzia Ross Friedman Ference LLP

61 Broadway, 32 nd Floor

New York, New York 10006

Phone: (212) 930-9700

Fax: (212) 930-9725

Clifford J. Hunt, Esq.

Law Office of Clifford J. Hunt, P.A.

8200 Seminole Boulevard

Seminole, Florida 33772

Phone: (727) 471-0444

Fax: (727)471-0447

INFORMATION FILED PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

________________________________________________________________________

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NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

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This Information Statement is being furnished to holders of record of the common stock of EClips Energy Technologies, Inc., a Florida corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about January 21, 2010, by the Company to the holders of record of shares of its Common Stock as of the close of business on January 21, 2010. On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designee named herein will be appointed to the Board (the “Effective Date”).

You are receiving this Information Statement to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected pursuant to a Stock Purchase Agreement, dated as of December 22, 2009, as amended (the "Purchase Agreement"), by and among the Company, Benjamin C. Croxton (the “Seller”), and the purchasers of the securities previously owned by the Seller representing a controlling interest in the Company  (each a “Purchaser” and collectively the "Purchasers") and the anticipated resignations described herein.

The Company was incorporated as a Florida corporation on September 25, 1997. The Company has been engaged in developing and manufacturing products and services intended to reduce fuel costs, save energy and protect the environment.  During late 2009, the Company began to explore other business opportunities which in light of the execution of the Purchase Agreement likely will be limited to business opportunities introduced by Purchasers, and disposition of its existing businesses.  Although no agreement has been entered, the Company has been advised by Purchasers that a privately owned online sports marketing and fantasy sports website and related businesses (the “Proposed Business”) is being proposed to be acquired following the Effective Date.  Certain Purchasers own debt and equity securities in the Proposed Business.  In connection with the Purchase Agreement, as amended, Mr. Greg Cohen has been appointed to serve as sole director of the Company on the Effective Date.  Mr. Cohen is not affiliated with the Proposed Business.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

VOTING SECURITIES

We are authorized to issue 750,000,000 shares of common stock, with a par value of $0.0001 per share (the “Common Stock”) and 100,000,000 share of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Our Amended and Restated Articles of Incorporation authorize the issuance of shares of preferred stock in one or more series. Our Board of Directors has the authority, without any vote or action by the shareholders, to create one or more series of preferred stock up to the limit of our authorized but unissued shares of preferred stock and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series and the relative participating, option or other special rights (if any), and any qualifications, preferences, limitations or restrictions pertaining to such series which may be fixed by the Board of Directors pursuant to a resolution or resolutions providing for the issuance of such series adopted by the Board of Directors.  As of the date hereof, the Preferred Stock has been designated into four series: Series A, Series B, Series C and Series D.  At the close of business on January 20, 2010, we had 63,156,751 shares of Common Stock and 0,0,0 and 1,500,000 shares of Series A, Series B, Series C and Series D Preferred Stock issued and outstanding, respectively.  On December 31, 2009 holders of our Series B and Series C Preferred Stock (which have been converted in Common Stock) entered into a lock-up agreement under which they agreed to certain restrictions on the sale or other disposition of our securities for a period of 12 months.

Each share of our issued and outstanding common stock entitles the holder thereof to fully participate in all shareholder meetings, to cast one vote on each matter with respect to which shareholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution.

Each share of our Series D Preferred Stock entitles the holder to five hundred (500) votes per share with respect to each matter that is submitted to and voted upon by the shareholders and each shareholder group of the Company at a meeting of shareholders.  Accordingly, our Series D Preferred Stock outstanding possesses the authority to and may cast a sufficient number of votes necessary for approval of matters requiring approval by our shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of January 20, 2010 (prior to the transfers which become effective on the Effective Date) with respect to the beneficial ownership of the Company’s outstanding common stock. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (1)
Benjamin C. Croxton	50,000,000	79.2%
Peter James	2,333.0037%
Paula Scott	467	.000007%
All officers and directors as a group (3 persons)	50,002,800	79.17%

(1)

Applicable percentage ownership is based on an assumption of 63,156,751 shares of common stock outstanding as of January 20, 2010, together with other securities exercisable or convertible into shares of common stock within 60 days of such date by each stockholder.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “Commission” or the “SEC”) and generally includes voting or investment power with respect to securities.  Shares of common stock that are currently obtainable or obtainable within 60 days of January 20, 2010 by exercise or conversion of other securities are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.   Does not include 1,500,000 of Series D Preferred Stock with authority to cast votes equal to 500 shares of Common Stock for each share of Series D Preferred Stock outstanding.

CHANGE OF CONTROL

On December 22, 2009 (the "Purchase Date"), the parties entered into the Purchase Agreement and pursuant to which the Purchasers collectively purchased from the Seller an aggregate of (i) 50,000,000 shares of Common Stock and (ii) 1,500,000 shares of Series D Preferred Stock, comprising approximately 82% of the issued and outstanding capital stock of the Company, for the aggregate purchase price, including expenses, of $100,000. The Company's current officers and directors tendered their resignations effective on the 11th day following the mailing of this Schedule 14F.  Under the Purchase Agreement, as amended, the Company is required to appoint as chief executive officer and director, Mr. Greg Cohen, which will be effective on the 11th day following the mailing of this Schedule 14F. Previously, the Company and Purchasers had agreed to the appointment of Mr. Dana Boskoff to the positions to be assumed by Mr. Cohen and had prepared and filed with the Commission a Schedule 14F reflecting the expected appointment.  Subsequent thereto, Mr. Boskoff declined to accept such appointment and Mr. Cohen has agreed to assume such positions, as a result of which this Schedule 14F has been filed with the Commission and is being mailed to shareholders of the Company, and a revised Purchase Agreement was entered by the Company, Seller and Purchasers. No formal action of the Board or the Company appointing Mr. Boskoff has been taken by the Company.  In connection with the Purchase Agreement, the Company and Seller entered into a release pursuant to which in consideration for the termination of Seller’s employment agreement, dated January 31, 2006, the Company issued to Seller 1,100,000 shares of the Company’s common stock.  Furthermore, upon closing, the Company agreed to transfer to Seller or Seller’s designee, all Pure Air Technologies, Inc., Hydrogen Safe Technologies, Inc., World Energy Solutions Limited and Advanced Alternative Energy, Inc. and grant  a five-year option for the purchase of H-Hybrid Technologies, Inc.

The information contained in this Information Statement concerning Mr. Cohen and the Purchasers has been furnished by such persons, and we assume no responsibility for the accuracy, completeness or fairness of such information.

CHANGES TO THE BOARD OF DIRECTORS

Benjamin Croxton and Peter James have been our chief executive officer and chief operating officer, respectively, and together with Ms. Paula Scott, were the three members of our current board of directors.  On the Purchase Agreement execution date, Mr. Croxton, Mr. James and Ms. Scott tendered their respective resignations as officers and directors to be effective on the 11th day following the mailing of this Schedule 14F to our stockholders.  In connection therewith, effective on the 11th day following the mailing of this Schedule 14F, our Board will appoint Mr. Greg Cohen as President, Chief Executive Officer and Director. Thereafter, additional vacancies on our Board of Directors and officers may be appointed by Mr. Cohen

Mr. Cohen prior to the Effective Date did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Commission. To the best of our knowledge, Mr. Cohen has never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected annually by the Board of Directors (subject to the terms of any employment agreement), at its annual meeting, to hold such office until an officer’s successor has been duly appointed and qualified, unless an officer sooner dies, resigns or is removed by the Board. There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Officers and Directors prior to the Purchase Agreement

Name	Age	Position
Benjamin C. Croxton	61	Director, Chief Executive Officer, Chief Financial Officer
Peter James	65	Director, Chief Operating Officer
Paula Scott	50	Director

Mr. Benjamin C. Croxton served as Executive Vice President of Professional Technical Systems, Inc., a company engaged in the business of developing, manufacturing and selling electrical surge protection devices, from April 2003 to March 2004, and has served as its President from March 2004 through November 7, 2005 when Professional Technical Systems, Inc. merged into the Company. From June 2000 to the present, Mr. Croxton also has served as President of iTactical Services, Inc., which is engaged in the business of providing technical temp services to the telecom industry. Mr. Croxton is not a director of any other reporting company.

Mr. Peter James has extensive experience in international marketing and business finance. He has recently been appointed as Chief Operating Officer of the Company.  He created and managed his own management consulting firm and a public accounting practice following the founding of a regional consulting practice for Price Waterhouse, in the UK.  He was a founder Director of Cardiff World Trade Center, being involved in the planning and promotion of the entity, the arrangement of funding and monitoring of operations from its inauguration.  He is a Director of World Trade Centre (Holdings), Ltd, which owns, for development, a number of WTCA franchises in the UK.  He was first Chairman of the Board of World Trade Center Holdings, Inc. in the USA, where he is normally resident.  He owns a commercial property company in the UK.  In the USA, he is President of Euro-American Strategies, LLC, an international marketing company for defense and homeland security products and services.  He is also a member of the prestigious SPECTRUM Group of Washington defense consultants and lobbyists. Mr. James is not a director of any other reporting company.

Paula Scott has substantial corporate administrative experience which includes employment in property management for IPMI for ten years serving as supervisor of their accounting department as well as assisting in opening a branch office and managing the office in Denver, Colorado.  Ms. Scott relocated back to Florida working in a similar position as Office Manager in the marine industry.  In 1998 Ms. Scott was employed by Raymond James Financial Services as an assistant to an Independent broker’s office.  Ms. Scott joined VestPoint Securities, Inc. in Tampa, Florida in 2002 serving as Human Resource Director and she reported directly to the CEO, COO and CFO.  Relocating to St. Petersburg, Ms. Scott joined the Company in 2005. Her duties and responsibilities have included serving as investor relations representative as well as executive assistant to the CEO and executive team. She presently also serves as the controller for the Company.

Officer and Directors and Director Nominees after the Purchase Agreement

Name	Age	Position
Greg Cohen	40	President, Chief Executive Officer and Director

Mr. Cohen was the founding shareholder of Halcyon Jets, Inc. and served as its chief executive officer from August 2008 through August 2009. He is the Managing Member of Philabelle Consulting Corp. which provides management and consulting services to private and publicly traded companies. He has also been the managing member of Bulldog Boxing, LLC since 1998, providing managerial and promotional services to a number of world champions and top contenders in boxing. From 2005 through 2007, Mr. Cohen also served as executive producer of several motion pictures. Mr. Cohen graduated George Washington University with a B.B.A. degree.

CORPORATE GOVERNANCE

We have conducted special Board of Director meetings almost every month since inception.  Each of our directors has attended all meetings either in person or via telephone conference.

Director Meetings.  Directors, including directors also serving the Company in another capacity and receiving separate compensation therefore shall be entitled to receive from the Company as compensation for their services as directors such reasonable compensation as the board may from time to time determine, and shall also be entitled to reimbursements for any reasonable expenses incurred in attending meetings of directors.  The Company has determined that there are no independent directors serving on the Board of Directors.  The Company Board of Directors undertook corporate action a total of 13 times and held 3 meetings in the preceding year ended December 31, 2009.  No director failed to attend less than 75% of the meetings held during the period such director was a member of the Board of Directors.

Litigation.  To the best of our knowledge, during the past five years, none of the following occurred with respect to a present director or executive officer of the Company: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and

Exchange Commission or the commodities futures trading commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee

The Company established an audit committee but following the Effective Date will have only a single director and upon resignation of the prior board, will not have any audit committee.  Additional information concerning our audit committee has been included in our Annual Report on Form 10K/A filed with the Commission July 16, 2009.

Audit Committee Financial Expert

No member of our Board of Directors can be deemed to be an audit committee financial expert.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers, directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Commission Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.  Based upon (i) the copies of Section 16(a) reports that the Company received from such persons for their 2009 fiscal year transactions, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, directors, and five-percent beneficial owners for such fiscal year.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our code of ethics will be provided to any person without charge, upon request directed to our Secretary at our address.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and principal position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensa-tion($)
Benjamin C. Croxton, Chief Executive Officer, Chief Financial Officer, Director	2009	$156,000	-0-	-0-	-0-	-0-	-0-	-0-
	2008	$156,000	-0-	-0-	-0-	-0-	-0-	-0- (1)
Mike Prentice, President, Director	2009	$156,000	-0-	-0-	-0-	-0-	-0-	-0- (2)
	2008	$156,000	-0-	-0-	-0-	-0-	-0-	-0- (1)

(1) Does not include salary paid by Professional Technical Systems, Inc.

(2) Mr. Prentice was terminated January 16, 2009.

EMPLOYMENT AGREEMENTS

On January 31, 2006, the Company entered into employment agreements with its Mr. Croxton and Mr. Prentice. The agreements provide for annual salaries of $156,000 and the transfer of 600,000 shares of Company common stock.  The common stock transferred to Messrs. Croxton and Prentice under the agreements has been cancelled.  The employment agreements each contain a non-competition agreement and provide for severance pay equal to one year base salary.

COMPENSATION OF DIRECTORS

We do not compensate our directors for their time spent on behalf of our Company, but they are entitled to receive reimbursement for all out of pocket expenses incurred for attendance at our Board of Directors meetings.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

Interest expense recorded on debts owed the President of the Company totaled $6,048 and $1,313 for the years ended December 31, 2008 and 2007, respectively.

NO DISSENTERS' RIGHTS

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

EClips Energy Technologies, Inc.

Date: January 20, 2010

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer